EXHIBIT 1.01

Conflict Minerals Report

Alliance Holdings GP, L.P. (“AHGP”) is a limited partnership formed to own and control Alliance Resource Management GP, LLC, the managing general partner of Alliance Resource Partners, L.P. (“ARLP”), through which it holds a 1.98% general partner interest and the incentive distribution rights in ARLP.  In addition, AHGP owns 31,088,338 common units of ARLP.

ARLP is a diversified producer and marketer of coal to major United States utilities and industrial users.  ARLP, the nation’s first publicly traded master limited partnership involved in the production and marketing of coal, is currently the second largest coal producer in the eastern United States with mining operations in the Illinois Basin and Appalachian coal producing regions.  ARLP operates nine mining complexes in Illinois, Indiana, Kentucky, Maryland and West Virginia.  In addition, ARLP operates a coal loading terminal on the Ohio River at Mount Vernon, Indiana.  ARLP’s subsidiary, Matrix Design Group, LLC (“Matrix”), provides a variety of mine products and services for ARLP’s mining operations and unrelated third parties.  These mining products, like virtually all consumer electronics, contain various metals necessary for operation, including tantalum, tin, tungsten and gold, which originate in mines around the world and are “Conflict Minerals” as defined below.  The use of Conflict Minerals in Matrix products that are sold to unrelated third parties subjects AHGP to Securities and Exchange Commission (“SEC”) Final Rule on Conflict Minerals,17 CFR Parts 240 and 249b (the “SEC Final Rule”).

As a global distributor and manufacturer of mine safety equipment, including miner and equipment tracking and proximity detection systems through Matrix, AHGP is committed to complying with the applicable provisions of the SEC Final Rule.  As a mine safety equipment company, Matrix is several tiers removed from the actual mining of the Conflict Minerals.  Matrix contracts with multiple United States based companies to manufacture its products, which in turn source from a number of sub-tier suppliers from around the world.  Matrix does not purchase Conflict Minerals and makes no direct purchases in the Covered Countries.

Matrix has been and will continue working with its customers cooperatively in connection with their Conflict Minerals programs, and it has informed and expects its suppliers to support it in implementing the necessary Conflict Minerals compliance programs.  To comply with the SEC Final Rule, Matrix requests chain of custody declarations from its suppliers to verify the origin of the Conflict Minerals contained in their products.

Matrix was not able to determine whether the Conflict Minerals used in its products originated in the Democratic Republic of the Congo (“DRC”) or adjoining countries, or directly or indirectly financed or benefited Armed Groups of the DRC.

Part I.  Due Diligence

Matrix contracts with third parties to manufacture components for its products that Matrix assembles, processes and sells to its customers.  Based on its internal assessment and analysis, Matrix determined that Conflict Minerals can be found in its products.  Pursuant to the SEC Final Rule, AHGP has utilized the internationally recognized due diligence framework of the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) to perform due diligence on the sources and chain of custody of Conflict Minerals in Matrix’s supply chain.

Design of Conflict Minerals Program

Summarized below are the design components of Matrix’s Conflict Minerals program as they relate to the five-step framework from the OECD Guidance:

1.              Maintain strong company management systems:

•                Employ a supply chain system of controls and transparency through the use of due diligence tools created by the Electronic Industry Citizenship Coalition and the Global e-Sustainability Initiative (“EICC/GeSI”)’s Conflict-Free Sourcing Initiative which includes the Conflict Minerals Reporting Template (“CMRT”), a supply chain survey designed to identify the smelters and refiners that process the necessary conflict minerals contained in Matrix’s products.

•                  Maintain records relating to Matrix’s Conflict Minerals program and procedures.

EXHIBIT 1.01

2.              Identify and assess risks in the supply chain:

•                  Identify direct suppliers that supply products to Matrix that may contain Conflict Minerals.

•                  Conduct a supply chain survey using the CMRT, requesting direct suppliers to identify smelters and refiners and country of origin of the Conflict Minerals in products they supply to Matrix.

•                  Compare smelters and refiners identified by the supply chain survey against the list of facilities that have received a “conflict free” designation from the Conflict Free Smelter Program, which designations provide country of origin and/or due diligence information on the Conflict Minerals sourced by such facilities.

•                  Document country of origin information for the smelters and refiners identified by the supply chain survey.

3.              Design and implement a strategy to respond to identified risks:

•                  Maintain a risk management plan that includes due diligence reviews of suppliers, smelters and refiners that may be sourcing or processing Conflict Minerals from the Covered Countries which may not be from recycled or scrap sources.

4.              Support the development and implementation of independent third party audits of smelters’ and refiners’ sourcing:

•                  Support development and implementation of due diligence practices and tools such as the CMRT.

•                  If required, plan and implement an independent third party audit of supply chain due diligence.

5.              Report on supply chain due diligence:

•                  Respond to customer questionnaires after performance of due diligence procedures on CMRT responses received from Matrix’s suppliers.

•                  Report supply chain due diligence to the SEC by filing a Form SD annually for the preceding calendar year.

Description and Results of Due Diligence Measures Performed

Matrix’s due diligence procedures included communicating the importance of compliance with the SEC Final Rule to its suppliers.  Based on the structure of its supply chain driven by the lack of direct access to sub-tier suppliers, Matrix relied on its contract manufacturers to provide information on the origin of the Conflict Minerals contained in its products by conducting a supply-chain survey using the CMRT to identify the smelters and refiners that processed the Conflict Minerals used in Matrix products.  Matrix received 71% of its requested supply-chain surveys from its contract manufacturers.  Further, we reviewed the supply-chain surveys against the list of smelter facilities which have been identified as “conflict free” by the EICC/GeSI Conflict Free Smelter program as well as performing independent searches for information on the smelter facilities included in each supply-chain survey.  The process followed and the results of our due diligence procedures have been communicated to various members of AHGP’s executive management and discussed with the Audit Committee of the Board of Directors of Alliance GP, LLC, AHGP’s managing general partner.

After performing the due diligence described above, including conducting a good faith reasonable country of origin inquiry, on the sources and chain of custody of its Conflict Minerals, Matrix was not able to determine whether the Conflict Minerals used in its products originated in the DRC or adjoining countries, or directly or indirectly financed or benefited Armed Groups of the DRC for the year ended December 31, 2015.

On a going forward basis as it relates to Conflict Minerals, Matrix continues to evaluate its processes in working with its suppliers to provide accurate and complete information regarding Conflict Mineral sourcing.

Part II.  Product Description

The following products manufactured by or for Matrix contain Conflict Minerals.  Revenue from the sale of these products represents less than 1% of AHGP’s total sales revenue.  For the inputs obtained from suppliers containing Conflict Minerals used in the products listed below, we have contacted the suppliers to Matrix regarding

EXHIBIT 1.01

the facilities used to process the necessary Conflict Minerals and their country of origin, who in turn have contacted their suppliers.  The responding suppliers advised that they do not source directly from a smelter or refiner.

The responding suppliers have informed us that various smelter facilities are used to process the necessary Conflict Minerals in the products listed below that they produce.  However, the information provided by the responding suppliers did not enable us to determine whether the necessary Conflict Minerals originated in the Covered Countries, and, if so, whether they were Conflict Minerals from Recycled or Scrap Sources.

Wireless Atmospheric Monitoring System – The Wireless Atmospheric Monitoring System is designed to detect potentially hazardous gases in coal mines and comply with Mine Safety and Health Administration regulations using advanced technology sensors and is paired with software made to simplify maintenance and labor needs.

METS – The METS System is a wireless communication, electronic tracking and atmospheric monitoring system designed for survivability and post-accident use in underground coal mines.

Belt Control System – The Matrix Belt Control System is designed to automate and simplify belt control in mining and material-handling environments.

Proximity Detection (M3-1000 and Intellizone) – The Matrix Proximity Detection System trains personnel to avoid danger zones while working around large machines used in the mining process, such as continuous miners and mobile haulage equipment.

Defined Terms

Armed Group.  An armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under section 116(d) and 502(b) of the Foreign Assistance Act of 1961 (22 U.S.C. §§ 2151n(d) and 2304(b)) related to the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals.  Columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten, unless the Secretary of State determines that additional derivatives are financing conflict in the Democratic Republic of the Congo or an adjoining country; or

Any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country.

Conflict Minerals from Recycled or Scrap Sources.  Conflict minerals sourced from recycled metals, which are reclaimed end-user or post-consumer products, or scrap processed metals created during product manufacturing.  Recycled metal includes excess, obsolete, defective and scrap metal materials that contain refined or processed metals that are appropriate to recycle in the production of tin, tantalum, tungsten and/or gold.  Minerals partially processed, unprocessed or a bi-product from another ore are not included in the definition of recycled metal.

Covered Countries.  Covered countries include the Democratic Republic of the Congo, Zambia, Angola, Republic of the Congo (Brazzaville), Central African Republic, South Sudan, Uganda, Rwanda, Burundi, and Tanzania.